

06013574



PROVIMI

ON TOP OF THE FEED CHAIN

RECEIVED
2006 MAY 18 P 3:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

First quarter sales increased by 17% with solid organic growth and a good contribution from acquisitions

SUPPL

Paris/Rotterdam, 11 May 2006

The Provimi Group (listed on Euronext in Paris), one of the world leaders in the animal nutrition business, today announces its turnover for the first quarter of 2006.

Sales amounted to EUR 420.1 million, an increase of 16.7% compared to the same period of 2005. There was a general progress in volume and sales with continued improvement in the product mix through increases in Premixes, Pet food and Aqua feed. Exchange rates had a positive effect of EUR 18.6 million, whilst the net impact of acquisitions and divestments increased sales by EUR 14.6 million. Like-for-like sales increased by 7.2%.

Revenues (in million EUR)	**31/03/2006**	**31/03/2005**	**Change**
France	**41.0**	36.7	**+11.7%**
Poland	**81.5**	88.9	**-8.3%**
Rest of Europe	**183.5**	145.4	**+26.2%**
North America	**50.4**	40.6	**+24.1%**
Rest of the world	**63.7**	48.4	**+31.6%**
Total	**420.1**	360.0	**+16.7%**

In France, despite unfavourable market conditions, sales and volumes made good progress with increased market share in the ruminant sector where unfavourable weather conditions boosted demand in animal nutrition. The increase in sales partly reflected higher raw material prices in comparison with the same period of 2005.

In Poland, sales reduced in comparison with the first three months of 2005. Customers continued to substitute complete feed by concentrates and the lower raw material cost for domestic grain had an impact on selling prices. The turnover in raw material trading activities was negatively influenced by the strengthening of the Polish zloty. Sales in the Pet food business were in line with expectations.

In the Rest of Europe, the feed businesses performed particularly well in The Netherlands, in Spain and across Central and Eastern Europe, notably in Romania, Bulgaria and Russia, including the newly acquired Rybflotprom premix business. Pet food continued its strong growth, both organically as well as through further growth in the Pet Hungaria business, which was acquired in 2005.

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

dlw 5/19

In North America, performance was strong. Increased tonnage and higher ingredient prices for micronutrients both contributed to the increase in sales. Steady performance continued for the premix and specialties business, along with strong volumes in ingredient sales.

In the Rest of the world turnover increased, mainly driven by strong performances in the premix businesses in Argentina, Brazil, India and South Africa and high volumes and sales in the Aqua feed business in Chile.

First half-year sales will be published on 11 August 2006.

In addition to this press release, a summarised version of the quarterly publication of the Group's Polish listed subsidiary Provimi-Rolimpex is available on the Group's website **http://www.provimi.com**.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs almost 9,000 people and has annual sales of EUR 1.6 billion. Provimi has more than 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and provides technical support for all species, including ruminants, horses, poultry, swine, horses, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04

Press relations:
Miriam ter Braak: + (31) 10 423 96 33, or mobile + (31) 6 511 23 766